Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of April 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Katsumi Ihara
                                                 (Signature)

                                             Katsumi Ihara
                                             Executive Deputy President,
                                             Group Chief Strategy Officer and
                                             Chief Financial Officer

Date: April 27, 2005

List of materials

Documents attached hereto:


i) Press Release announcing Consolidated Financial Results for the Fiscal Year Ended March 31, 2005





                                                         No: 05-025E
                                       3:30 P.M. JST, April 27, 2005

                 Consolidated Financial Results
            for the Fiscal Year Ended March 31, 2005

Tokyo, April 27, 2005 -- Sony Corporation today announced its consolidated results for the fiscal year ended March 31, 2005 (April 1, 2004 to March 31, 2005).

        (Billions of yen, millions of U.S. dollars, except per share amounts)
                                                 Year ended March 31
                             2004        2005  Change in       2005*
                                                     Yen
----------------           ------      ------     ------      ------

Sales and operating      Y7,496.4    Y7,159.6      -4.5%     $66,912
 revenue
Operating income             98.9       113.9     +15.2        1,065
Income before income        144.1       157.2      +9.1        1,469
 taxes
Equity in net income          1.7        29.0  +1,594.2          271
 of affiliated companies
Net income                   88.5       163.8     +85.1        1,531

Net income per share
 of common stock
 - Basic                   Y95.97     Y175.90     +83.3%       $1.64
 - Diluted                  87.00      158.07     +81.7         1.48

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y107=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2005.

Unless otherwise specified, all amounts are on the basis of Generally Accepted Accounting Principles in the U.S. ("U.S. GAAP").


Consolidated Results for the Fiscal Year Ended March 31, 2005
-------------------------------------------------------------

Sales and operating revenue ("sales") decreased 4.5% compared with the previous fiscal year; on a local currency basis sales decreased 3%. (For all references herein to results on a local currency basis, see Note I.) This reflects both the establishment of Sony BMG Music Entertainment ("Sony BMG") (please refer to note) and a change in revenue recognition method at Sony Life Insurance Co., Ltd.
("Sony Life").

Sales within the Electronics segment remained largely unchanged. Although sales of flat panel televisions, digital still cameras and LCD rear projection televisions increased, there was a decrease in sales primarily of CRT televisions and portable audio products. In the Game segment, an increase in software sales was more than offset by a decline in hardware sales mainly due to strategic price reductions, resulting in a decrease to overall segment sales. In the Music segment, although sales at Sony Music Entertainment (Japan) Inc. ("SMEJ") increased, overall sales decreased due to the fact that Sony BMG, a recorded music business joint venture formed with Bertelsmann AG, has been accounted for by the equity method since August 2004 (please refer to note). In the Pictures segment, despite the strong contribution of Spider-Man 2, there was a decrease in sales as a result of the appreciation of the yen. In the Financial Services segment, revenue decreased mainly due to a decrease in revenue from insurance premiums at Sony Life.

Operating income increased 15.2% (a 26% increase on a local currency basis) compared with the previous fiscal year.

In the Electronics segment, the operating loss increased mainly due to a continued deterioration in the cost of sales ratio associated with a decline in unit selling prices. In the Game segment, as a result of a decline in hardware sales, there was a decrease in operating income. The Pictures segment had record operating income primarily due to the substantial contribution from Spider-Man 2.

Restructuring charges, which are recorded as operating expenses, amounted to Y90.0 billion ($841.1 million) for the fiscal year compared to Y168.1 billion in the previous fiscal year. In the Electronics segment, restructuring charges were Y81.8 billion ($764.5 million) compared to Y147.8 billion in the previous fiscal year.

Income before income taxes increased 9.1% compared to the previous fiscal year. There was a deterioration in the net effect of other income and expenses compared to the previous fiscal year despite an improvement due to a smaller loss on the devaluation of securities investments compared to the previous year, and gains of Y9.0 billion ($84 million) from a change in interest from Monex Inc., an equity affiliate of Sony, following its business integration by way of a share transfer with Nikko Beans, Inc., and total gains of Y4.7 billion ($44 million) from the sale of stock and a change in interest in a subsidiary resulting from the initial public offering of So-net M3 Inc., a consolidated subsidiary of Sony Communication Network Corporation. This deterioration was mainly the result of the recording of a net foreign exchange loss in the current fiscal year, compared to the net foreign exchange gain recorded in the previous fiscal year.

Income taxes: Compared to an effective tax rate of 36.6% in the previous fiscal year, the effective tax rate was 10.2% in the current fiscal year. As fully discussed in Sony's Annual Report on Form 20-F for the fiscal year ended March 31, 2004, as a result of the recording of operating losses in the past, the U.S. subsidiaries of Sony have had valuation allowances against deferred tax assets for U.S. federal and certain state taxes. However, in the current fiscal year, based on both an improvement in recent years and a sound outlook for the operating performance at Sony's U.S. subsidiaries, Sony reversed Y67.9 billion ($635 million) of such valuation allowances, resulting in a reduction to income tax expense. This reversal was the major factor impacting the effective tax rate decline for the fiscal year.

Equity in net income of affiliated companies increased Y27.3 billion compared to the previous fiscal year. Sony Ericsson Mobile Communications AB ("Sony Ericsson") contributed Y17.4 billion
($163 million) to equity in net income, an increase of Y11.0 billion compared to the previous fiscal year. Equity in net income of affiliated companies for the current fiscal year includes the recording of Y12.6 billion ($118 million) as equity in net income from InterTrust Technologies Corporation ("InterTrust"). This amount reflects InterTrust's proceeds from a license agreement with Microsoft Corporation arising from the settlement of a patent-related lawsuit. In addition, an equity loss of Y3.4 billion ($32 million) was recorded at Sony BMG, established in August 2004. Furthermore, equity in net loss was recorded at affiliates such as Star Channel Inc., a Japan-based subscription television company specializing in the broadcast of movies, and S-LCD Corporation, a joint-venture with Samsung Electronics Co., Ltd. for the manufacture of amorphous TFT LCD panels.

Net income, as a result, increased 85.1% compared to the previous fiscal year.


Operating Performance Highlights by Business Segment
----------------------------------------------------

Note: As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. The newly formed company, Sony BMG, is 50% owned by each parent company. Under U.S. GAAP, Sony BMG is accounted for by Sony using the equity method and, since August 1, 2004, 50% of net profits or losses of this business have been included under "Equity in net income (loss) of affiliated companies."

In connection with the establishment of this joint venture, Sony's non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the Electronics segment to reflect the new management reporting structure whereby Sony's Electronics segment has now assumed responsibility for these businesses. Results for the previous fiscal year in the Electronics and Music segments have been restated to account for this reclassification.

In the Music segment, results for this fiscal year only include the results of Sony Music Entertainment Inc.'s ("SMEI") recorded music business for the months of April through July 2004, and the twelve months results of SMEI's music publishing business and SMEJ. However, results for the previous fiscal year in the Music segment include the consolidated results for SMEI's recorded music business for all twelve months, as well as the full year's results for SMEI's publishing business and SMEJ.

Electronics
                       (Billions of yen, millions of U.S. dollars)
                                               Year ended March 31
                           2004        2005   Change in       2005
                                                    Yen
-------------------      ------      ------      ------     ------

Sales and operating   Y5,042.3    Y5,021.6        -0.4%   $46,931
 revenue
Operating loss            (6.8)      (34.3)          -       (321)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.


Sales remained largely unchanged (a 1% increase on a local currency basis). Sales to outside customers decreased 1.1% compared to the previous fiscal year. There was a decline in sales of CRT televisions, due to a continued shift in demand towards flat panel televisions, and portable audio, faced with a difficult competitive environment due to the shift towards hard disc- and flash-based memory players. However, there was an increase in sales of several products including flat panel televisions, which saw increased sales in all geographic areas, digital still cameras, where sales increased outside of Japan, and LCD rear projection televisions, which saw increased unit sales particularly in the U.S.

Operating loss increased by Y27.5 billion compared with the previous fiscal year. Although there was a decrease in restructuring charges compared with the previous fiscal year, operating loss increased due to a significant deterioration in the cost of sales ratio as a result of a decline in unit selling prices. With regard to products within the Electronics segment, the decrease in sales of CRT televisions and portable audio, as well as the decline of unit selling prices of camcorders, contributed to the increase in operating loss.

Inventory, as of March 31, 2005, was Y514.4 billion ($4,807 million), a Y18.4 billion, or 3.7%, increase compared with the level as of March 31, 2004 and a Y56.5 billion, or 9.9%, decrease compared with the level as of December 31, 2004.

Note: In association with the completion of business integration of Sony Group's semiconductor manufacturing businesses in July 2004, it was decided to account for semiconductor manufacturing operations inventory, which was previously recorded in the Game segment, within the Electronics segment as of the quarter beginning July 1, 2004. (Regarding the integration of Sony Group's semiconductor manufacturing operations, please refer to note 6.)


Game
                  (Billions of yen, millions of U.S. dollars)
                                          Year ended March 31
                          2004       2005   Change in    2005
                                                  Yen
-------------------     ------     ------      ------  ------

Sales and operating     Y780.2     Y729.8       -6.5%  $6,821
 revenue
Operating income          67.6       43.2      -36.1      404

Unless otherwise specified, all amounts are on a U.S. GAAP basis.


Sales decreased 6.5% compared with the previous fiscal year (a 6% decrease on a local currency basis).

Hardware: In addition to a decline of PlayStation 2 ("PS2") unit sales in Japan, the U.S. and Europe, strategic price reductions on the PS2 undertaken in each of the abovementioned territories resulted in a decline in sales.
Software: Overall software sales increased mainly as a result of an increase in unit sales of PS2 software, which recorded all-time record sales. Revenue increased in Japan, the U.S. and Europe.

PlayStation Portable, on sale in Japan from December 2004 and in the U.S. from March 2005, has recorded strong hardware and software unit sales.

Operating income decreased by Y24.4 billion, or 36.1%, compared with the previous fiscal year as a result mainly of a decrease in hardware sales coupled with the start-up expenses for PlayStation Portable, despite being partially offset by an increase in software sales.

Worldwide hardware production shipments:*
     -> PS2:                  16.17 million units (a decrease of 3.93
                              million units)
     -> PS one:               2.77 million units (a decrease of 0.54
                              million units)
     -> PlayStation Portable  2.97 million units
Worldwide software production shipments:*
     -> PS2:                  252 million units (an increase of 30
                              million units)
     -> PlayStation:          10 million units (a decrease of 22
                              million units)
     -> PlayStation Portable  5.7 million units
*Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

Inventory, as of March 31, 2005, was Y77.5 billion ($724 million), a Y53.4 billion, or 40.8%, decrease compared with the level as of March 31, 2004 and a Y32.1 billion, or 70.7%, increase compared with the level as of December 31, 2004. (Regarding inventory, please refer to the note in the above Electronics segment.)

Music
                    (Billions of yen, millions of U.S. dollars)
                                            Year ended March 31
                            2004       2005  Change in     2005
                                                   Yen
--------------------      ------     ------     ------   ------

Sales and operating      Y440.3      Y249.1     -43.4%   $2,328
 revenue
Operating income           (6.0)        8.8         -        82
 (loss)

The amounts presented above are the sum of the yen-translated results of SMEI, a U.S -based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, and the results of SMEJ, a Japan-based operation which aggregates results in yen. In addition, please refer to the note regarding the establishment of Sony BMG.

Sales decreased Y191.2 billion or 43.4% compared with the previous fiscal year. Of the Music segment's sales, 62% were generated by SMEJ and 38% were generated by SMEI. As noted above, due to the establishment of the Sony BMG joint venture, there were no recorded music sales at SMEI after July 31, 2004. Therefore, SMEI's results are not comparable with results of the prior year.

SMEJ: Sales increased 6.9% compared with the previous fiscal year mainly due to an increase in album and single sales. Best-selling albums and singles during the year included musiQ by ORANGE RANGE, SENTIMENTALovers by Ken Hirai and PORNO GRAFFITTI BEST BLUE'S by Porno Graffitti.

Operating income at SMEJ increased significantly compared to the previous fiscal year due to the higher sales noted above and an improvement in the cost of sales ratio. As noted above, SMEI's results are not comparable with the results in the prior year.

Pictures
                 (Billions of yen, millions of U.S. dollars)
                                         Year ended March 31
                         2004       2005   Change in    2005
                                                 Yen
-----------------      ------     ------      ------  ------

Sales and              Y756.4     Y733.7      - 3.0%  $6,857
 operating revenue
Operating income         35.2       63.9      +81.4      597

The results presented above are a yen-translation of the results of Sony Pictures Entertainment ("SPE"), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussions of certain portions of its results are specified as being on "a U.S. dollar basis."

Sales decreased 3.0% compared with the previous fiscal year (1% increase on a U.S. dollar basis) due to the appreciation of the yen. Sales, on a U.S. dollar basis, increased primarily due to higher worldwide home entertainment, international television syndication and worldwide theatrical revenues on films. Worldwide home entertainment and international television syndication revenues were higher as a result of the performance of prior year films including 50 First Dates, Big Fish and Bad Boys 2. For theatrical revenues, the success of the current year film slate, particularly Spider-Man 2, Hitch and The Grudge, more than offset the impact of releasing fewer films this year. The higher sales from films were partially offset by a decrease in television sales due to the absence in the current year of several transactions that occurred in the prior fiscal year. These included syndication sales of King of Queens and Seinfeld as well as the extension of a licensing agreement for Wheel of Fortune. Television sales in the current year benefited from the highly successful DVD release of Seinfeld.

Operating income increased Y28.7 billion to Y63.9 billion ($597 million), compared with the previous fiscal year. This represented record operating income for SPE. The large increase in operating income is due to the strong overall performance of the current year film slate and the home entertainment and international television syndication carryover performance of the prior year films noted above. Spider-Man 2's worldwide success contributed substantially to this year's earnings offset somewhat by the disappointing theatrical performance of Spanglish. Television's operating income decreased due to the same factors noted above for revenue.

On April 8, 2005 a consortium led by Sony Corporation of America ("SCA") and its equity partners; Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners completed the acquisition of Metro-Goldwyn-Mayer Inc. ("MGM"). Under the terms of the acquisition agreement the aforementioned investor group acquired MGM for $12.00 in cash per MGM share, for a total purchase price of approximately $5.0 billion. As part of this transaction, SPE will co-finance and produce new motion pictures with MGM as well as distribute MGM's existing film and television content through SPE's global distribution channels. MGM will continue to operate under the Metro-Goldwyn-Mayer name as a private company headquartered in Los Angeles. As part of the acquisition, SCA invested $257 million for 20% of the total equity capital. However, based on the percentage of common stock owned, Sony will record 45% of MGM's net income (loss) as equity in net income of affiliated companies.

Financial Services
                   (Billions of yen, millions of U.S. dollars)
                                           Year ended March 31
                           2004        2005  Change in    2005
                                                   Yen
-----------------        ------      ------     ------  ------

Financial service        Y593.5      Y560.6       5.6%  $5,238
 revenue
Operating income           55.2        55.5      +0.6      519

Unless otherwise specified, all amounts are on a U.S. GAAP basis.
Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis.

Financial service revenue decreased 5.6% compared with the previous fiscal year, mainly due to a decrease in revenue at Sony Life. Revenue at Sony Life was Y474.3 billion ($4,433 million), a Y38.7 billion, or 7.5% decrease compared with the previous fiscal year. The main reasons for this decrease were a change in the method of recognizing insurance premiums received on certain products, as of the third quarter beginning October 1, 2003, from being recorded as revenues to being offset against the related provision for future insurance policy benefits, coupled with a small decrease in valuation gains in the current fiscal year compared to the previous year in which significant valuation gains were recorded against stock conversion rights from convertible bonds.

Operating income increased by Y0.3 billion or 0.6% compared with the previous fiscal year, as a result of the recording of losses in the previous fiscal year by Sony Finance International Inc., associated with reorganization proceedings instituted by Crosswave Communications Inc. under the Corporate Reorganization Law of Japan during the same year. Operating income at Sony Life decreased by Y2.2 billion or 3.4% to Y61.0 billion ($570 million), mainly due to a decrease in valuation gains against stock conversion rights from convertible bonds, although this was partially offset by an increase in revenue from insurance premiums excluding the effect of the change in revenue recognition method noted above.

Other
                    (Billions of yen, millions of U.S. dollars)
                                            Year ended March 31
                            2004        2005  Change in     2005
                                                    Yen
-------------------       ------      ------     ------   ------

Sales and operating      Y268.3      Y254.4       -5.2%  $2,378
 revenue
Operating loss            (12.1)       (4.1)         -      (38)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.


Sales decreased 5.2% compared with the previous fiscal year. This was primarily the result of a decrease in intersegment sales due to contract changes at a Japanese subsidiary involved in the advertising agency business.

An operating loss of Y4.1 billion ($38 million) was recorded, representing an improvement of Y8.0 billion compared with the operating loss of Y12.1 billion recorded in the previous fiscal year. This improvement was mainly due to a reduction of fixed costs, a gain from the sale of a retail and showroom building in Japan and the strong performance of a business engaged in the production and marketing of animation products during the current fiscal year, although this was partially offset by the recording of a one-time gain of Y7.7 billion by a business operated by a U.S. subsidiary on the sale of rights related to a portion of the Sony Credit Card portfolio in the previous fiscal year.


Operating Results for Major Affiliates Accounted for by the Equity
Method
------------------------------------------------------------------

The following operating results for significant companies accounted for by the equity method are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance. In addition, please note that the operating results of Sony Ericsson discussed below are reported on an International Financial Reporting Standards basis, and thereby differ from the operating results reported on a U.S. GAAP basis contained within Sony's equity in net income of affiliated companies. Furthermore, as Sony Ericsson and Sony BMG report their results on a calendar year basis, the operating results presented below have been adjusted according to Sony's fiscal year.

Sony Ericsson recorded sales for the one year period ended March 31, 2005 of Euro 6,475 million, representing a Euro 1,269 million or 24% increase compared to the same period of the previous year. Income before taxes was Euro 460 million, a Euro 380 million increase compared to the same period of the previous year, and net income of Euro 267 million was recorded, a Euro 167 million increase compared to the same period of the previous year. Sony Ericsson experienced a strong year led by consumer demand for mid and high-end GSM models. As a result, equity in net income of Y17.4 billion ($163 million) was recorded by Sony.

Sony BMG recorded sales revenue of $3,258 million, loss before income taxes of $53 million, and a net loss of $66 million during the period that the venture began operations on August 1, 2004 through the end of Sony's fiscal year. Loss before income taxes includes $290 million of restructuring charges. As a result, equity in net loss of Y3.4 billion ($32 million) was recorded by Sony.

Cash Flow

The following charts show Sony's unaudited condensed statements of cash flows on a consolidated basis for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony's consolidated financial statements.


Cash Flow - Consolidated (excluding Financial Services segment)
---------------------------------------------------------------

                     (Billions of yen, millions of U.S. dollars)
                                             Year ended March 31
Cash flow                   2004        2005 Change in      2005
                                                   Yen
----------------          ------      ------    ------    ------

- From operating         Y401.1      Y485.4    Y +84.3   $4,537
   activities
- From investing         (352.5)     (472.1)    -119.6   (4,412)
   activities
- From financing          153.8       (95.4)    -249.1     (892)
   activities
Cash and cash             438.5       592.9     +154.4    5,541
 equivalents at
 beginning of the
 fiscal year
Cash and cash             592.9       519.7      -73.2    4,857
 equivalents at end
 of the fiscal year


Operating Activities: During the fiscal year ended March 31, 2005, although there was an increase in notes and accounts receivable, trade mainly within the Game segment, in addition to the recording of net income, excluding depreciation and amortization primarily within the Pictures and Game segments, there was a decrease in inventory within the Electronics and Game segments and an increase in notes and accounts payable, trade, within the Game segment.

Investing Activities: During the fiscal year ended March 31, 2005, Sony made significant capital investments in semiconductors, particularly the advanced microprocessor "Cell," as well as investments associated with the amorphous TFT LCD panel manufacturing joint venture (S-LCD Corporation) established with Samsung
Electronics Co., Ltd.

As a result, cash flow from operating activities exceeded cash flow from investing activities by Y13.3 billion ($125 million).

Financing Activities: During the fiscal year ended March 31, 2005, Sony redeemed a portion of its long-term debt. In addition, of the Y300.0 billion of convertible bonds due on March 31, 2005, Y5.0 billion were redeemed on the maturity date with the remainder being converted into common stock.

Cash and Cash Equivalents: The total balance of cash and cash equivalents, accounting for the effect of foreign currency exchange rate fluctuations, was Y519.7 billion ($4,857 million) as of March 31, 2005, a decrease of Y73.2 billion compared to March 31, 2004.


Cash Flow - Financial Services segment
--------------------------------------

                      (Billions of yen, millions of U.S. dollars)
                                              Year ended March 31
Cash flow                   2004        2005 Change in       2005
                                                   Yen
----------------          ------      ------    ------     ------

- From operating         Y241.6      Y168.1     Y-73.5    $1,571
   activities
- From investing         (401.6)     (421.4)     -19.8    (3,938)
   activities
- From financing          141.7       256.4     +114.7     2,396
   activities
Cash and cash             274.5       256.3      -18.2     2,395
 equivalents at
 beginning of the
 fiscal year
Cash and cash             256.3       259.4       +3.1     2,424
 equivalents at end
 of fiscal year


Operating Activities: The cash inflows from insurance premiums and other exceeded the related cash outflows, reflecting primarily an increase in insurance-in-force at Sony Life.

Investing Activities: Payments for investments and advances exceeded proceeds from sales of securities investments, maturities of marketable securities and collections of advances primarily as a result of both investments in mainly Japanese fixed income securities resulting from an increase in insurance-in-force at Sony Life, and a housing loan campaign carried out at Sony Bank.

Financing Activities: In addition to the increase in policyholders' accounts at Sony Life, deposits from customers in the banking business increased primarily due to an increase in the number of accounts.

Cash and Cash Equivalents: As a result of the above, the balance of cash and cash equivalents was Y259.4 billion ($2,424 million) as of March 31, 2005, which was an increase of Y3.1 billion compared to March 31, 2004.


Consolidated Results for the Fourth Quarter ended March 31, 2005
----------------------------------------------------------------

Sales were Y1,697 billion ($15,860 million), a decrease of 4.2% compared with the same quarter of the previous fiscal year; on a local currency basis sales decreased 4%. This reflects the establishment of Sony BMG (please refer to note).

In the Electronics segment, an increase in intersegment sales to the Game segment resulted in an increase in sales although sales to outside customers declined 5.5%. Although sales primarily of flat panel televisions and LCD rear projection televisions increased, there was a decrease in sales of mobile phones (primarily to Sony Ericsson), portable audio products and CRT televisions. In the Game segment, there was a significant increase in sales as a result of an increase in both hardware and software sales, primarily associated with the launch of PlayStation Portable. In the Music segment, sales decreased due to the establishment of Sony BMG (please refer to note). In the Pictures segment, sales decreased due to the absence in the fourth quarter of the current year of transactions that occurred in the same quarter of the previous year. These included syndication sales of Seinfeld and the extension of a licensing agreement for Wheel of Fortune. In the Financial Services segment, revenue increased mainly due to an increase in revenue from insurance premiums at Sony Life.

An operating loss of Y77.4 billion ($723 million) was recorded, an improvement of Y32.3 billion from the same quarter of the previous year. In the Electronics segment, although there was a deterioration in the cost of sales ratio associated with a decline in unit selling prices, there was a reduction in operating loss due to lower restructuring charges compared to the same quarter of the previous year. The Game segment recorded operating income, compared to the operating loss in the same quarter of the previous year, as a result of an increase in software sales. In the Music segment, a lower operating loss was recorded primarily due to the establishment of Sony BMG mentioned above. In the Pictures segment, the absence in the fourth quarter of the current year of transactions that occurred in the same quarter of the previous year led to a decrease in operating income.

Restructuring charges, which are recorded as operating expenses, for the fourth quarter amounted to Y48.6 billion ($454 million) compared to Y98.3 billion in the same quarter of the previous fiscal year. In the Electronics segment, restructuring charges were Y44.9 billion ($420 million) compared to Y89.0 billion in the same quarter of the previous fiscal year.

The loss before income taxes was Y61.9 billion ($578 million), a Y31.7 billion improvement compared to the same quarter of the previous fiscal year. The recording of valuation allowances against deferred tax assets mainly at European and Japanese subsidiaries of Sony resulted in smaller tax benefits for the quarter of Y5.3 billion.

Equity in net income of affiliated companies of Y0.5 billion ($4 million) was recorded, a 91.6% decrease from the same quarter of the previous fiscal year. Sony Ericsson contributed Y2.6 billion ($24 million) to equity in net income, a 52% decrease compared to the same quarter of the previous year. However, an equity in net loss was recorded of Y3.1 billion ($29 million) at Sony BMG. Equity in net loss was also recorded at S-LCD Corporation.

As a result, a net loss of Y56.5 billion ($528 million) was recorded, a Y18.3 billion deterioration compared to the same quarter of the previous fiscal year.


Operating Results for the Fourth Quarter ending March 31, 2005 for Major Affiliates Accounted for by the Equity Method
------------------------------------------------------------------

The following operating results for significant companies accounted for by the equity method are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance. In addition, please note that the operating results of Sony Ericsson discussed below are reported on an International Financial Reporting Standards basis, and thereby differ from the operating results reported on a U.S. GAAP basis contained within Sony's equity in net income of affiliated companies.

Sony Ericsson recorded sales for the quarter ended March 31, 2005 of Euro 1,289 million, representing a Euro 50 million or 4% decrease compared to the same quarter of the previous fiscal year. Income before taxes was Euro 70 million, a 27%, or Euro 26 million decrease compared to the same quarter of the previous fiscal year, and net income of Euro 32 million was recorded, a Euro 49 million, or 60% decrease year on year. Although there was an increase in units shipped, slower market growth during the quarter coupled with a decrease in Sony Ericsson's average selling price led to a decline in sales. As a result, equity in net income of Y2.6 billion ($24 million) was recorded by Sony.

Sony BMG recorded sales revenue of $962 million, loss before income taxes of $61.5 million, and a net loss of $61.8 million during the quarter ended March 31, 2005. Loss before income taxes includes $92 million of restructuring charges. As a result, equity in net loss of Y3.1 billion ($29 million) was recorded by Sony.

Notes

Note I: During the fiscal year ended March 31, 2005, the average value of the yen was Y106.5 against the U.S. dollar and Y133.7 against the euro, which was 5.2% higher against the U.S. dollar and 1.9% lower against the euro, compared with the average rates for the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating income obtained by applying the yen's average exchange rate in the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the fiscal year. Local currency basis results are not reflected in Sony's financial statements and are not measures conforming with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.

Note II: "Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income" in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Note III: In the third quarter ended December 31, 2004, Sony adopted Emerging Issues Task Force ("EITF") Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." As a result of adopting EITF Issue No. 04-8, diluted earnings per share of net income for the fiscal year ended March 31, 2004 have been restated (see Note 9 regarding EITF Issue No. 04-8).

Note IV: During the quarter ended March 31, 2005, the average value of the yen was Y103.5 against the U.S. dollar and Y135.4 against the euro, which was 2.7% higher against the U.S. dollar and 2.1% lower against the euro, compared with the average rates for the same quarter of the previous fiscal year.

Rewarding Shareholders

Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders. It is Sony's policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value such as those that ensure future growth and strengthen competitiveness.

A year-end cash dividend of Y12.5 ($0.12) per share of Sony Corporation common stock will be presented for approval at the Board of Directors meeting to be held on May 16, 2005 and, if approved, will be payable on June 1, 2005. Sony Corporation has already paid an interim dividend of Y12.5 per share to each shareholder; accordingly, the total annual cash dividend per share would be Y25.0.

Regarding shares of subsidiary tracking stock issued in Japan by Sony Corporation, Sony Communication Network Corporation ("SCN") has been working to manage its operations so as to expand cash flow, fully solidify its financial base, and increase its retained earnings to aggressively expand its business to strengthen its foundation and respond to the quickly expanding Internet market. For these reasons, SCN does not plan to distribute earnings to SCN shareholders for the time being. As such, Sony Corporation will continue its policy of not paying dividends to shareholders of the subsidiary tracking stock.

Number of Employees

The number of employees at the end of March 2005 was approximately 151,400, a decrease of approximately 10,600 employees from the end of March 2004. Although employees increased at manufacturing facilities in Asia, particularly in China, the total number of employees declined due to the reductions associated with the implementation of restructuring activities in Japan, the U.S., Europe and South-East Asia, and a decrease in the number of employees due to the establishment of Sony BMG.


Outlook for the Fiscal Year ending March 31, 2006
-------------------------------------------------
                                                  Change from
                                                 previous year
                                                 -------------

Sales and operating revenue     Y7,450 billion         +4%
Operating income                   160 billion        +40
Income before income taxes         170 billion         +8
Equity in net income of              5 billion        -83
 affiliated companies
Net income                          80 billion        -51

Capital expenditures              Y410 billion        +15%
 (additions to fixed assets)
Depreciation and amortization*     390 billion         +5
(Depreciation expenses for        (320 billion)       (+6)
 tangible assets)
* Including amortization of intangible assets and amortization of deferred insurance acquisition costs.
Research and development expenses  520 billion         +4%

Assumed exchange rates: approximately Y103 to the U.S. dollar, approximately Y133 to the euro.

The forecast for the consolidated operating results stated above, has been prepared based on the current business environment and reflects the factors noted below.

During the fiscal year, primarily in the Electronics segment, restructuring charges of approximately Y72 billion are expected to be incurred across the Sony Group (Y90 billion of restructuring expenses were recorded in the fiscal year ended March 31, 2005). The above forecast for operating income reflects these restructuring charges as operating expenses.

As part of this forecast, the forecast for operating income and income before income taxes reflects an estimated gain of approximately Y60 billion related to the transfer to the Japanese Government of the substitutional portion, the benefit obligation related to past employee service, of Sony's Employee Pension Fund. Furthermore, Y35 billion of this estimated gain is reflected in the forecast for net income after deductions for the effect of income taxes.

The forecast for each business segment (excluding the anticipated gain from the transfer of the substitutional portion of Sony's
Employee Pension Fund) is as follows:

Electronics

Sales are expected to increase primarily due to an increase in the sales of products such as flat panel televisions and LCD projection televisions. With regard to operating performance, although an improvement is expected due to the increase in sales and a reduction in fixed costs relating to restructuring implemented during the previous fiscal year, a decline in unit prices, appreciation of the yen and increase in both depreciation and amortization and research and development expenses is also anticipated. An improvement in operating performance is expected, as in addition to the abovementioned factors, a reduction in restructuring charges is also anticipated.

Game

Sales are expected to increase due to the contribution from both PlayStation Portable hardware and software. Although PS2 and PlayStation Portable are expected to contribute to operating income, increased research and development costs primarily for the next generation computer entertainment system are expected to leave operating income relatively unchanged.

Music

Due to the establishment of Sony BMG (please refer to note) sales are expected to decrease. A small increase in operating income is anticipated.

Pictures

Although sales are expected to increase due to the impact of the acquisition of MGM, operating income is expected to decrease compared to the previous fiscal year, in which Spider-Man 2 was a substantial contributor.

Financial Services

Although revenue is expected to continue to grow mainly due to an increase in revenue from insurance premiums at Sony Life, a small decrease is expected in operating income due to an anticipated increase in insurance claim payments.

Semiconductor capital expenditures

Capital expenditures within the semiconductor business during the fiscal year are expected to amount to approximately Y160 billion (the actual amount in the fiscal year ended March 31, 2005 was approximately Y150 billion).

As of March 31, 2005, Sony had deferred tax assets on tax loss carry forwards in relation to Japanese local income taxes totaling Y77.5 billion. However, there is a possibility that, depending on future operating performance, Sony may establish a valuation allowance against part or all of its deferred tax assets that would be charged to income as an increase in tax expense. It should be noted, though, that the forecast above does not include this possibility.

For your reference, further details about valuation allowances against deferred tax assets can be found under the "Deferred tax asset valuation" section of "Critical Accounting Policies" in Item 5. Operating and Financial Review and Prospects of Sony Corporation's Form 20-F for the fiscal year ended March 31, 2004. URL:http://www.sec.gov/Archives/edgar/data/313838/000114554904000801/
0001145549-04-000801-index.htm


Cautionary Statement
--------------------

Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to
(i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game, Music and Pictures segments); (iv) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics, Music and Pictures segments; (v) Sony's ability to implement successfully its network strategy for its Electronics, Music, Pictures and Other segments and to develop and implement successful sales and distribution strategies in its Music and Pictures segments in light of the Internet and other technological developments; (vi) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); and (vii) the success of Sony's joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Business Segment Information
----------------------------
                         (Millions of yen, millions of U.S. dollars)
                                                 Year ended March 31
Sales and operating             2004       2005    Change       2005
 revenue
   ------------------         ------     ------    ------     ------

   Electronics
    Customers            Y4,838,268 Y4,786,236      -1.1%  $ 44,731
    Intersegment            204,051    235,411                2,200
   ------------------         ------     ------               ------
    Total                 5,042,319  5,021,647      -0.4     46,931

   Game
    Customers               753,732    702,524      -6.8      6,566
    Intersegment             26,488     27,230                  255
   ------------------         ------     ------               ------
    Total                   780,220    729,754      -6.5      6,821

   Music
    Customers               409,487    216,779     -47.1      2,026
    Intersegment             30,819     32,326                  302
   ------------------         ------     ------               ------
    Total                   440,306    249,105     -43.4      2,328

   Pictures
    Customers               756,370    733,677      -3.0      6,857
    Intersegment                  0          0                    0
   ------------------         ------     ------               ------
    Total                   756,370    733,677      -3.0      6,857

   Financial Services
    Customers               565,752    537,715      -5.0      5,025
    Intersegment             27,792     22,842                  213
   ------------------         ------     ------               ------
    Total                   593,544    560,557      -5.6      5,238

   Other
    Customers               172,782    182,685      +5.7      1,707
    Intersegment             95,535     71,742                  671
   ------------------         ------     ------               ------
    Total                   268,317    254,427      -5.2      2,378

   Elimination             (384,685)  (389,551)        -     (3,641)
   ------------------         ------     ------               ------
   Consolidated total    Y7,496,391 Y7,159,616      -4.5   $ 66,912


Electronics intersegment amounts primarily consist of transactions with the Game business.
Music intersegment amounts primarily consist of transactions with the Game and Pictures businesses.
Other intersegment amounts primarily consist of transactions with the Electronics business.


Operating income (loss)             2004      2005   Change    2005
  ------------------               ------    ------   ------  ------
  Electronics                    Y(6,824) Y(34,305)       -   $(321)
  Game                            67,578    43,170    -36.1%    404
  Music                           (5,997)    8,783        -      82
  Pictures                        35,230    63,899    +81.4     597
  Financial Services              55,161    55,490     +0.6     519
  Other                          (12,054)   (4,077)       -     (38)
  ------------------               ------    ------           ------
  Total                          133,094   132,960     -0.1   1,243

  Unallocated corporate expenses (34,192)  (19,041)       -    (178)
   and elimination
  ------------------               ------    ------           ------
  Consolidated total             Y98,902  Y113,919    +15.2% $1,065

Commencing April 1, 2004, Sony has partly realigned its business segment configuration. Results of the previous year have been reclassified to conform to the presentations for the current year
(See Notes 5 and 6).


                        (Millions of yen, millions of U.S. dollars)
                                        Three months ended March 31
                                                        (Unaudited)
Sales and operating             2004        2005   Change      2005
 revenue
   ------------------         ------      ------   ------    ------

   Electronics
    Customers            Y1,123,418  Y1,061,464     -5.5%  $ 9,920
    Intersegment             23,991     110,892              1,036
   ------------------         ------      ------             ------
    Total                 1,147,409   1,172,356     +2.2    10,956

   Game
    Customers               121,436     213,990    +76.2     2,000
    Intersegment              5,301       8,133                 76
   ------------------         ------      ------             ------
    Total                   126,737     222,123    +75.3     2,076

   Music
    Customers               100,708      31,148    -69.1       291
    Intersegment              4,337       8,069                 75
   ------------------         ------      ------             ------
    Total                   105,045      39,217    -62.7       366

   Pictures
    Customers               236,602     190,647    -19.4     1,782
    Intersegment                  0           0                  0
   ------------------         ------      ------             ------
    Total                   236,602     190,647    -19.4     1,782

   Financial Services
    Customers               144,679     150,887     +4.3     1,410
    Intersegment              7,462       5,222                 49
   ------------------         ------      ------             ------
    Total                   152,141     156,109     +2.6     1,459

   Other
    Customers                45,348      48,885     +7.8       457
    Intersegment             24,643      20,314                190
   ------------------         ------      ------             ------
    Total                    69,991      69,199     -1.1       647

   Elimination              (65,734)   (152,630)       -    (1,426)
   ------------------         ------      ------             ------
   Consolidated total     Y1,772,191 Y1,697,021     -4.2% $ 15,860


Electronics intersegment amounts primarily consist of transactions with the Game business.
Music intersegment amounts primarily consist of transactions with the Game and Pictures businesses.
Other intersegment amounts primarily consist of transactions with the Electronics business.


Operating income (loss)               2004      2005   Change    2005
  ------------------                ------    ------   ------  ------

  Electronics                   Y(129,257) Y(99,428)       -  $ (929)
  Game                             (6,886)    1,488        -      14
  Music                            (9,126)   (2,629)       -     (25)
  Pictures                         36,634    13,734    -62.5%    128
  Financial Services               17,192    16,302     -5.2     153
  Other                            (6,506)   (4,174)       -     (39)
  ------------------                ------    ------           ------
  Total                           (97,949)  (74,707)       -    (698)

  Unallocated corporate expenses  (11,807)   (2,706)       -     (25)
   and elimination
  ------------------                ------    ------           ------
  Consolidated total            Y(109,756) Y(77,413)       -  $ (723)

Commencing April 1, 2004, Sony has partly realigned its business segment configuration. Results of the previous year have been reclassified to conform to the presentations for the current quarter (See Notes 5 and 6).


Electronics Sales and Operating Revenue to Customers by Product
Category
                          (Millions of yen, millions of U.S. dollars)
                                                  Year ended March 31
Sales and operating revenue         2004       2005   Change     2005
---------------------------       ------     ------   ------   ------

Audio                          Y 675,496  Y 571,864   -15.3%  $ 5,345
Video                            949,261  1,034,736    +9.0     9,670
Televisions                      925,501    957,122    +3.4     8,945
Information and Communications   834,757    778,374    -6.8     7,275
Semiconductors                   253,237    246,314    -2.7     2,302
Components                       623,799    619,477    -0.7     5,789
Other                            576,217    578,349    +0.4     5,405
---------------------------       ------     ------            ------
Total                         Y4,838,268 Y4,786,236    -1.1% $ 44,731



                              Three months ended March 31 (Unaudited)
Sales and operating revenue         2004       2005   Change     2005
---------------------------       ------     ------   ------   ------

Audio                          Y 132,115  Y 106,476   -19.4%    $ 995
Video                            197,515    207,912    +5.3     1,943
Televisions                      215,257    222,639    +3.4     2,081
Information and Communications   208,816    204,563    -2.0     1,912
Semiconductors                    66,163     50,657   -23.4       473
Components                       159,464    142,640   -10.6     1,333
Other                            144,088    126,577   -12.2     1,183
---------------------------       ------     ------            ------
Total                         Y1,123,418  1,061,464    -5.5%  $ 9,920

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information. The Electronics segment is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment. In addition, commencing April 1, 2004, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results of the previous year have been restated. (See Note 7)


Geographic Segment Information
------------------------------
                          (Millions of yen, millions of U.S. dollars)
                                                  Year ended March 31
Sales and operating revenue         2004       2005   Change     2005
---------------------------       ------     ------   ------   ------

  Japan                       Y2,220,747 Y2,100,793    -5.4% $ 19,634
  United States                2,121,110  1,977,310    -6.8    18,479
  Europe                       1,765,053  1,612,536    -8.6    15,070
  Other Areas                  1,389,481  1,468,977    +5.7    13,729
---------------------------       ------     ------            ------
  Total                       Y7,496,391 Y7,159,616    -4.5% $ 66,912


                                          Three months ended March 31
                                                          (Unaudited)
Sales and operating revenue         2004       2005   Change     2005
---------------------------       ------     ------   ------   ------
  Japan                        Y 549,960  Y 527,811    -4.0%  $ 4,933
  United States                  492,729    455,513    -7.6     4,257
  Europe                         406,956    367,949    -9.6     3,439
  Other Areas                    322,546    345,748    +7.2     3,231
---------------------------       ------     ------            ------
  Total                       Y1,772,191 Y1,697,021    -4.2% $ 15,860

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.


Consolidated Statements of Income
---------------------------------
(Millions of yen, millions of U.S. dollars, except per share amounts)
                                                  Year ended March 31
                                    2004       2005   Change     2005
                                  ------     ------   ------   ------

Sales and operating revenue:                               %
  Net sales                   Y6,883,478 Y6,565,010          $ 61,355
  Financial service revenue      565,752    537,715             5,025
  Other operating revenue         47,161     56,891               532
                                  ------     ------            ------
                               7,496,391  7,159,616     -4.5   66,912
Costs and expenses:
  Cost of sales                5,058,205  5,000,112            46,730
  Selling, general and         1,798,239  1,535,015            14,346
   administrative
  Financial service expenses     505,550    482,576             4,510
  Loss on sale, disposal or       35,495     27,994               261
   impairment of assets, net
                                  ------     ------            ------
                               7,397,489  7,045,697            65,847

Operating income                  98,902    113,919    +15.2    1,065

Other income:
  Interest and dividends          18,756     14,708               137
  Royalty income                  34,244     31,709               296
  Foreign exchange gain, net      18,059          -                 -
  Gain on sale of securities      11,774      5,437                51
   investments, net
  Gain on change in interest       4,870     16,322               153
   in subsidiaries and equity
   investees
  Other                           34,587     29,447               275
                                  ------     ------            ------
                                 122,290     97,623               912

Other expenses:
  Interest                        27,849     24,578               230
  Loss on devaluation of          16,481      3,715                35
   securities investments
  Foreign exchange loss, net           -        524                 5
  Other                           32,795     25,518               238
                                  ------     ------            ------
                                  77,125     54,335               508
                                  ------     ------            ------
Income before income taxes       144,067    157,207     +9.1    1,469

  Income taxes                    52,774     16,044               150
                                  ------     ------            ------
Income before minority interest,  91,293    141,163    +54.6    1,319
 equity in net income of
 affiliated companies and
 cumulative effect of an
 accounting change

  Minority interest in income      2,379      1,651                15
   of consolidated subsidiaries

  Equity in net income of          1,714     29,039               271
   affiliated companies
                                  ------     ------            ------
Income before cumulative          90,628    168,551    +86.0    1,575
 effect of an accounting
 change

  Cumulative effect of an         (2,117)    (4,713)              (44)
   accounting change
   (2004: Net of income taxes of
   Y0 million)
   (2005: Net of income taxes of
   Y2,675 million)
                                  ------     ------            ------
Net income                    Y   88,511 Y  163,838    +85.1  $ 1,531
                                  ------     ------            ------
Per share data:
  Common stock
   Income before cumulative
    effect of an accounting
    change
    - Basic                   Y    98.26 Y   180.96    +84.2  $  1.69
    - Diluted                      89.03     162.59    +82.6     1.52
   Net income
    - Basic                        95.97     175.90    +83.3     1.64
    - Diluted                      87.00     158.07    +81.7     1.48
  Subsidiary tracking stock
   Net income (loss)
    - Basic                       (41.80)     17.21        -     0.16


Additional Paid-in Capital and Retained Earnings
------------------------------------------------

The following information shows change in additional paid-in capital and change in retained earnings for the years ended March 31, 2004 and 2005.
Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

                           (Millions of yen, millions of U.S. dollars)
                                                   Year ended March 31
                                          2004        2005        2005
                                        ------      ------      ------

Additional Paid-in Capital:
 Balance, beginning of year         Y 984,196 Y   992,817     $ 9,279
 Conversion of convertible bonds        3,988     141,407       1,321
 Exchange offerings                     5,409           -           -
 Stock based compensation                   -         340           3
 Reissuance of treasury stock            (776)       (342)         (3)
                                        ------      ------      ------
 Balance, end of year               Y 992,817 Y 1,134,222    $ 10,600


                            (Millions of yen, millions of U.S. dollars)
                                                   Year ended March 31
                                          2004        2005        2005
                                        ------      ------      ------
Retained Earnings:
 Balance, beginning of year       Y 1,301,740 Y 1,367,060    $ 12,776
 Net income                            88,511     163,838       1,531
 Cash dividends                       (23,138)    (24,030)       (224)
 Reissuance of treasury stock               -        (245)         (2)
 Common stock issue costs,                (53)       (541)         (5)
  net of tax
                                        ------      ------      ------
 Balance, end of year             Y 1,367,060 Y 1,506,082    $ 14,076



Consolidated Statements of Income (Unaudited)
---------------------------------------------

 (Millions of yen, millions of U.S. dollars, except per share amounts)
                                           Three months ended March 31
                                     2004       2005   Change     2005
                                   ------     ------   ------   ------

Sales and operating revenue:                               %
  Net sales                   Y1,615,836 Y1,529,187          $ 14,292
  Financial service revenue      144,679    150,887             1,410
  Other operating revenue         11,676     16,947               158
                                   ------     ------            ------
                               1,772,191  1,697,021     -4.2   15,860
Costs and expenses:
  Cost of sales                1,238,300  1,223,358            11,433
  Selling, general and           495,378    403,126             3,768
   administrative
  Financial service expenses     126,385    134,457             1,256
  Loss on sale, disposal or       21,884     13,493               126
   impairment of assets, net
                                   ------     ------            ------
                               1,881,947  1,774,434            16,583

Operating income (loss)         (109,756)   (77,413)       -     (723)

Other income:
  Interest and dividends           5,388      4,191                39
  Royalty income                  10,389      9,692                91
  Foreign exchange gain, net       7,588         29                 0
  Gain on sale of securities          28          -                 -
   investments, net
  Gain on change in interest       3,951      1,215                12
   in subsidiaries and equity
   investees
  Other                            8,139     10,840               101
                                   ------     ------            ------
                                  35,483     25,967               243

Other expenses:
  Interest                         7,179      2,755                26
  Loss on devaluation of           3,931      1,296                12
   securities investments
  Loss on sales of securities          -         14                 0
   investments, net
  Other                            8,190      6,382                60
                                   ------     ------            ------
                                  19,300     10,447                98
                                   ------     ------            ------
Income (loss) before income      (93,573)   (61,893)       -     (578)
 taxes

  Income taxes                   (50,498)    (5,334)              (49)
                                   ------     ------            ------
Income (loss) before minority    (43,075)   (56,559)       -     (529)
 interest and equity in net
 income of affiliated
 companies

  Minority interest in income        557        351                 3
   of consolidated subsidiaries

  Equity in net income of          5,477        460                 4
   affiliated companies
                                   ------     ------            ------
Net income (loss)             Y  (38,155)Y  (56,450)       - $   (528)
                                   ------     ------            ------
Per share data:
  Common stock
   Net income (loss)
    - Basic                   Y   (41.23)Y   (59.40)       - $  (0.56)
    - Diluted                     (41.23)    (59.40)       -    (0.56)
  Subsidiary tracking stock
   Net income (loss)                                       -
    - Basic                       (13.12)    (28.20)       -    (0.26)



Consolidated Balance Sheets
---------------------------
                          (Millions of yen, millions of U.S. dollars)
                                                 March 31
              ASSETS                     2004        2005        2005
                                       ------      ------      ------

Current assets:
   Cash and cash equivalents        Y 849,211   Y 779,103     $ 7,281
   Time deposits                        4,662       1,492          14
   Marketable securities              274,748     460,202       4,301
   Notes and accounts receivable,   1,123,863   1,113,071      10,403
    trade
   Allowance for doubtful accounts   (112,674)    (87,709)       (820)
    and sales returns
   Inventories                        666,507     631,349       5,900
   Deferred income taxes              125,532     141,154       1,319
   Prepaid expenses and other         431,506     517,509       4,837
    current assets
                                       ------      ------      ------
                                    3,363,355   3,556,171      33,235

Film costs                            256,740     278,961       2,607

Investments and advances:
   Affiliated companies                86,253     252,905       2,364
   Securities investments and       2,426,697   2,492,784      23,297
    other
                                       ------      ------      ------
                                    2,512,950   2,745,689      25,661

Property, plant and equipment:
   Land                               189,785     182,900       1,709
   Buildings                          930,983     925,796       8,652
   Machinery and equipment          2,053,085   2,192,038      20,486
   Construction in progress            98,480      92,611         866
   Less-Accumulated depreciation   (1,907,289) (2,020,946)    (18,887)
                                       ------      ------      ------
                                    1,365,044   1,372,399      12,826
Other assets:
   Intangibles, net                   248,010     187,024       1,748
   Goodwill                           277,870     283,923       2,653
   Deferred insurance acquisition     349,194     374,805       3,503
    costs
   Deferred income taxes              203,203     240,396       2,247
   Other                              514,296     459,732       4,297
                                       ------      ------      ------
                                    1,592,573   1,545,880      14,448
                                       ------      ------      ------
                                  Y 9,090,662 Y 9,499,100    $ 88,777
                                       ------      ------      ------

LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities:
   Short-term borrowings             Y 91,260    Y 63,396    $    592
   Current portion of long-term       383,757     166,870       1,560
    debt
   Notes and accounts payable,        778,773     806,044       7,533
    trade
   Accounts payable, other and        812,175     746,466       6,976
    accrued expenses
   Accrued income and other taxes      57,913      55,651         520
   Deposits from customers in the     378,851     546,718       5,110
    banking business
   Other                              479,486     424,223       3,965
                                       ------      ------      ------
                                    2,982,215   2,809,368      26,256
Long-term liabilities:
   Long-term debt                     777,649     678,992       6,346
   Accrued pension and severance      368,382     352,402       3,293
    costs
   Deferred income taxes               96,193      72,227         675
   Future insurance policy benefits 2,178,626   2,464,295      23,031
    and other
   Other                              286,737     227,631       2,127
                                       ------      ------      ------
                                    3,707,587   3,795,547      35,472

Minority interest in consolidated      22,858      23,847         223
 subsidiaries

Stockholders' equity:
   Capital stock                      480,267     621,709       5,810
   Additional paid-in capital         992,817   1,134,222      10,600
   Retained earnings                1,367,060   1,506,082      14,076
   Accumulated other comprehensive   (449,959)   (385,675)     (3,604)
    income
   Treasury stock, at cost            (12,183)     (6,000)        (56)
                                       ------      ------      ------
                                    2,378,002   2,870,338      26,826
                                       ------      ------      ------
                                  Y 9,090,662 Y 9,499,100    $ 88,777
                                       ------      ------      ------


Consolidated Statements of Cash Flows
-------------------------------------
                          (Millions of yen, millions of U.S. dollars)
                                                  Year ended March 31
                                         2004        2005        2005
                                       ------      ------      ------

Cash flows from operating
 activities:
 Net income                          Y 88,511   Y 163,838     $ 1,531
 Adjustments to reconcile net
  income to net cash provided
  by operating activities
  Depreciation and amortization,      366,269     372,865       3,485
   including amortization of
   deferred insurance acquisition
   costs
  Amortization of film costs          305,786     276,320       2,582
  Accrual for pension and severance    35,562      22,837         214
   costs, less payments
  Loss on sale, disposal or            35,495      27,994         261
   impairment of assets, net
  Gain on sale of securities          (11,774)     (5,437)        (51)
   investments, net
  Gain on change in interest in        (4,870)    (16,322)       (153)
   subsidiaries and equity
   investees
  Deferred income taxes               (34,445)    (69,466)       (649)
  Equity in net (income) loss of        1,732     (15,648)       (146)
   affiliated companies, net of
   dividends
  Cumulative effect of an accounting    2,117       4,713          44
   change
  Changes in assets and liabilities:
   Increase in notes and accounts     (63,010)    (22,056)       (206)
    receivable, trade
   (Increase) decrease in inventories (78,656)     34,128         319
   Increase in film costs            (299,843)   (294,272)     (2,750)
   Increase in notes and accounts      93,950      31,473         294
    payable, trade
   Increase (decrease) in accrued     (46,067)          3           0
    income and other taxes
   Increase in future insurance       264,216     144,143       1,347
    policy benefits and other
   Increase in deferred insurance     (71,219)    (65,051)       (608)
    acquisition costs
   (Increase) decrease in marketable      369     (28,524)       (266)
     securities held in the financial
     service business for trading
     purpose
   Increase in other current assets   (34,991)    (29,699)       (278)
   Increase in other current           44,772      46,545         435
    liabilities
  Other                                38,731      68,613         642
                                       ------      ------      ------
    Net cash provided by operating    632,635     646,997       6,047
     activities
                                       ------      ------      ------

Cash flows from investing
 activities:
  Payments for purchases of fixed    (427,344)   (453,445)     (4,238)
   assets
  Proceeds from sales of fixed         33,987      34,184         319
   assets
  Payments for investments and     (1,167,945) (1,309,092)    (12,235)
   advances by financial service
   business
  Payments for investments and        (33,329)   (158,151)     (1,478)
   advances (other than financial
   service business)
  Proceeds from maturities of         791,188     923,593       8,632
   marketable securities, sales of
   securities investments and
   collections of advances by
   financial service business
  Proceeds from maturities of          35,521      25,849         242
   marketable securities, sales
   of securities investments and
   collections of advances (other
   than financial service business)
  Other                                 6,130       5,890          55
                                       ------      ------      ------
    Net cash used in investing       (761,792)   (931,172)     (8,703)
     activities
                                       ------      ------      ------
Cash flows from financing
 activities:
  Proceeds from issuance of           267,864      57,232         535
   long-term debt
  Payments of long-term debt          (32,042)    (94,862)       (887)
  Increase (decrease) in short-term   (57,708)     11,397         107
   borrowings
  Increase in deposits from           129,874     294,352       2,751
   customers in the financial
   service business
  Dividends paid                      (23,106)    (22,978)       (215)
  Other                                28,401     (39,964)       (373)
                                       ------      ------      ------
    Net cash provided by financing    313,283     205,177       1,918
     activities
                                       ------      ------      ------
Effect of exchange rate changes       (47,973)      8,890          83
 on cash and cash equivalents

Net increase (decrease) in cash       136,153     (70,108)       (655)
 and cash equivalents
Cash and cash equivalents at          713,058     849,211       7,936
 beginning of the fiscal year
                                       ------      ------      ------
Cash and cash equivalents at end    Y 849,211   Y 779,103    $  7,281
 of the fiscal year
                                       ------      ------      ------

(Notes)

1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y107 = U.S. $1, the approximate Tokyo foreign exchange market rate as of March 31, 2005.

2. As of March 31, 2005, Sony had 913 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method in respect to 56 affiliated companies.

3. Sony calculates and presents per share data separately for Sony's common stock and for the subsidiary tracking stock which is linked to the economic value of Sony Communication Network Corporation, based on Statement of Financial Accounting Standards ("FAS") No.128, "Earnings per Share". The holders of the tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the "two-class" method based on FAS No.128. Under this method, basic net income per share for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stockholders' economic interest in the targeted subsidiary's earnings available for dividends or change in accumulated losses that do not include those of the targeted subsidiary's subsidiaries. The earnings allocated to common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony's net income for the period.

       Weighted-average shares used for computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average shares for the three months and the year ended March 31, 2004 and 2005 mainly resulted from convertible bonds.

       Weighted-average shares             (Thousands of shares)
       -----------------------              Year ended March 31
                                         2004                 2005
                                       ------               ------

       Income before cumulative
        effect of an accounting
        change and net income
         - Basic                      923,650              931,125
         - Diluted                  1,044,818            1,043,775

       Weighted-average shares             (Thousands of shares)
       -----------------------         Three months ended March 31
                                         2004                 2005
                                       ------               ------
       Net income
        - Basic                       924,439              948,950
        - Diluted                     924,439              948,950

       By adopting the Emerging Issues Task Force ("EITF")
       Issue No. 04-8, "The Effect of Contingently Convertible
       Instruments on Diluted Earnings per Share", issued in July 2004, diluted earnings per share of income before cumulative effect of an accounting change and net income for the year ended
       March 31, 2004 were restated respectively (see Note 9. Adoption of New Accounting Standards).

       Weighted-average shares used for computation of earnings per share of the subsidiary tracking stock for the three months and the year ended March 31, 2004 and 2005 are 3,072 thousand shares. There were no potentially dilutive securities or options granted for earnings per share of the subsidiary tracking stock.

4. Sony's comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liability adjustment and foreign currency translation adjustments. Net income (loss), other comprehensive income and comprehensive income (loss) for the three months and the year ended
       March 31, 2004 and 2005 were as follows:

                           (Millions of yen, millions of U.S. dollars)
                      Year ended March 31  Three months ended March 31
                --------------------------   -------------------------
                    2004      2005   2005      2004       2005   2005
----------------------------------------------------------------------

Net income      Y 88,511 Y 163,838 $1,531  Y(38,155) Y (56,450) $(528)
 (loss)
Other
 comprehensive
 income:
 Unrealized       52,292    (7,281)   (68)   21,385      7,012     66
  gains (losses)
  on securities
 Unrealized        4,193    (1,890)   (18)    1,302     (2,009)   (19)
  gains (losses)
  on derivative
  instruments
 Minimum pension  93,415      (769)    (7)   95,611    (29,304)  (274)
  liability
  adjustment
 Foreign        (127,881)   74,224    694   (27,752)    43,858    410
  currency
  translation
  adjustments
                ------------------------------------------------------
                  22,019    64,284    601    90,546     19,557    183
----------------------------------------------------------------------
Comprehensive  Y 110,530  Y228,122 $2,132   Y52,391  Y (36,893) $(345)
 income (loss)
----------------------------------------------------------------------

5. As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of this joint venture, the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the "Other" category in the Electronics segment. Results for the same period of the previous year in the Electronics and Music segments have been restated to conform to the presentation for this year.

6. In July 2004, in order to establish a more efficient and coordinated semiconductor supply structure, the Sony group has integrated its semiconductor manufacturing business by transferring Sony Computer Entertainment's semiconductor manufacturing operation from the Game segment to the Electronics segment. As a result of this transfer, sales revenue and expenditures associated with this operation are now recorded within the "Semiconductor" category in the Electronics segment. The results for the same period of the previous fiscal year have not been restated as such comparable figures cannot be practically obtained given that it was not operated as a separate line of business within the Game segment. This integration of the semiconductor manufacturing businesses is a part of Sony' semiconductor strategy of utilizing semiconductor technologies and manufacturing equipment originally developed or designed for the Game business within the Sony group as a whole.

7. Commencing April 1, 2004, Sony has partly realigned its product category configuration in the Electronics segment.
       Accordingly, results of the previous year have been reclassified. The primary changes are as follows;

       Main Product   Previous Product     New Product Category
                      Category
       ------------   ----------------     --------------------
       AIWA           "Other"          ->  "Audio" or "Video" or
                                           "Televisions"
       Set-top box    "Video"          ->  "Televisions"

8.     In January 2003, the Financial Accounting Standards
       Board ("FASB") issued FASB Interpretation ("FIN") No.46, "Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletins ("ARB") No.51", and the revised FIN No.46 was issued in December 2003. This interpretation addresses consolidation by a primary beneficiary of a variable interest entity ("VIE"). Sony adopted FIN No.46 on July 1, 2003. As a result of the adoption of FIN No.46, Sony recognized Y2,117 million of loss as the cumulative effect of an accounting change. Additionally, Sony's assets and liabilities increased as non-cash transactions, which resulted in no cash flows, by Y95,255 million and Y97,950 million, respectively, as well as cash and cash equivalents of Y1,521 million.

9.     Adoption of New Accounting Standards

       Accounting and Reporting by Insurance Enterprises for
       Certain Nontraditional Long-Duration Contracts and for
       Separate Accounts -
       ------------------------------------------------------

       In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP
       03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony's operating income decreased by Y1,595 million ($15 million) and Y5,156 million ($48 million) for the three months and the year ended March 31, 2005, respectively. Additionally, on April 1, 2004, Sony recognized Y4,713 million ($44 million) of loss (net of income taxes of Y2,675 million) as a cumulative effect of an accounting change. In addition, the separate account assets, which are defined by insurance business law in Japan and were previously included in "Security investments and other" on the consolidated balance sheet, were excluded from the category of separate accounts under the provision of SOP 03-1. Accordingly, the separate account assets are now treated as general accounts and included in "Marketable securities" on the consolidated balance sheet.

       The Effect of Contingently Convertible Instruments on Diluted Earnings per Share -
       -------------------------------------------------------------

       In July 2004, the EITF issued EITF Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share". In accordance with FAS No.128, Sony had not included in the computation of diluted earnings per share ("EPS") the number of potential common stock upon the conversion of contingently convertible debt instruments ("Co-Cos") that have not met the conditions to exercise the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise the rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony's diluted EPS of income before cumulative effect of an accounting change and net income for the year ended March 31, 2004 were restated respectively. Sony's diluted EPS of income before cumulative effect of an accounting change and net income for the year ended March 31, 2005 were decreased by Y7.26 ($0.07) and Y7.06 ($0.07), respectively, compared to those before adopting EITF Issue No. 04-8.


Other Consolidated Financial Data

                          (Millions of yen, millions of U.S. dollars)
                                                  Year ended March 31
                                      2004      2005  Change     2005
                                    ------    ------  ------   ------

Capital expenditures (additions  Y 378,264 Y 356,818    -5.7% $ 3,335
 to property, plant and
 equipment)
Depreciation and amortization      366,269   372,865    +1.8    3,485
 expenses*
(Depreciation expenses for        (286,911) (300,752)  (+4.8)  (2,811)
 tangible assets)
Research and development           514,483   502,008    -2.4    4,692
 expenses

                                          Three months ended March 31
                                      2004      2005  Change     2005
                                    ------    ------  ------   ------
Capital expenditures (additions   Y109,582  Y 99,996    -8.7%   $ 935
to property, plant and equipment)
Depreciation and amortization       99,339   104,125    +4.8      973
expenses*
(Depreciation expenses for         (76,485)  (83,672)  (+9.4)    (782)
tangible assets)
Research and development expenses  140,368   131,978    -6.0    1,233

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs


Condensed Financial Services Financial Statements (Unaudited)
-------------------------------------------------------------

The results of the Financial Services segment are included in Sony's consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony's consolidated financial statements.

Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.


Condensed Statements of Income
------------------------------
                          (Millions of yen, millions of U.S. dollars)
                                                  Year ended March 31
Financial Services                  2004       2005   Change     2005
                                                           %
                                  ------     ------   ------   ------

Financial service revenue      Y 593,544  Y 560,557     -5.6  $ 5,238
Financial service expenses       538,383    505,067     -6.2    4,719
                                  ------     ------   ------   ------
Operating income                  55,161     55,490     +0.6      519
Other income (expenses), net       1,958     10,204   +421.1       95
                                  ------     ------   ------   ------
Income before income taxes        57,119     65,694    +15.0      614
Income taxes and other            22,975     25,698    +11.9      240
                                  ------     ------   ------   ------
Income before cumulative          34,144     39,996    +17.1      374
 effect of an accounting change
Cumulative effect of an                -     (4,713)       -      (44)
 accounting change
                                  ------     ------   ------   ------
Net income                      Y 34,144   Y 35,283     +3.3    $ 330
                                  ------     ------   ------   ------


                          (Millions of yen, millions of U.S. dollars)
                                                  Year ended March 31
Sony without Financial              2004       2005   Change     2005
 Services                                                  %
                                  ------     ------   ------   ------
Net sales and operating       Y6,939,964 Y6,632,728     -4.4 $ 61,988
 revenue
Costs and expenses             6,896,377  6,575,354     -4.7   61,452
                                  ------     ------   ------   ------
Operating income                  43,587     57,374    +31.6      536
Other income (expenses), net      52,746     40,639    -23.0      380
                                  ------     ------   ------   ------
Income before income taxes        96,333     98,013     +1.7      916
Income taxes and other            30,916    (37,043)       -     (346)
                                  ------     ------   ------   ------
Income before cumulative          65,417    135,056   +106.5    1,262
 effect of an accounting change
Cumulative effect of an          (2,117)          -        -        -
 accounting change
                                  ------     ------   ------   ------
Net income                      Y 63,300  Y 135,056   +113.4  $ 1,262
                                  ------     ------   ------   ------


                          (Millions of yen, millions of U.S. dollars)
                                                  Year ended March 31
Consolidated                        2004       2005   Change     2005
                                                           %
                                  ------     ------   ------   ------
Financial service revenue      Y 565,752  Y 537,715     -5.0  $ 5,025
Net sales and operating        6,930,639  6,621,901     -4.5   61,887
 revenue
                                  ------     ------   ------   ------
                               7,496,391  7,159,616     -4.5   66,912
Costs and expenses             7,397,489  7,045,697     -4.8   65,847
                                  ------     ------   ------   ------
Operating income                  98,902    113,919    +15.2    1,065
Other income (expenses), net      45,165     43,288     -4.2      404
                                  ------     ------   ------   ------
Income before income taxes       144,067    157,207     +9.1    1,469
Income taxes and other            53,439    (11,344)       -     (106)
                                  ------     ------   ------   ------
Income before cumulative          90,628    168,551    +86.0    1,575
 effect of an accounting change
Cumulative effect of an           (2,117)    (4,713)       -      (44)
 accounting change
                                  ------     ------   ------   ------
Net income                      Y 88,511  Y 163,838    +85.1  $ 1,531
                                  ------     ------   ------   ------


Condensed Statements of Income
------------------------------
                          (Millions of yen, millions of U.S. dollars)
                                          Three months ended March 31
Financial Services                  2004       2005   Change     2005
                                                           %
                                  ------     ------   ------   ------
Financial service revenue      Y 152,141  Y 156,109     +2.6  $ 1,459
Financial service expenses       134,949    139,807     +3.6    1,306
                                  ------     ------   ------   ------
Operating income                  17,192     16,302     -5.2      153
Other income (expenses), net         (92)       450        -        4
                                  ------     ------   ------   ------
Income before income taxes        17,100     16,752     -2.0      157
Income taxes and other             7,103      6,841     -3.7       64
                                  ------     ------   ------   ------
Net income                       Y 9,997    Y 9,911     -0.9     $ 93


                          (Millions of yen, millions of U.S. dollars)
                                          Three months ended March 31
Sony without Financial              2004       2005   Change     2005
Services                                                   %
                                  ------     ------   ------   ------
Net sales and operating       Y1,630,452 Y1,549,209     -5.0 $ 14,479
 revenue
Costs and expenses             1,757,683  1,643,498     -6.5   15,360
                                  ------     ------   ------   ------
Operating income (loss)         (127,231)   (94,289)       -     (881)
Other income (expenses), net      16,551     15,644     -5.5      146
                                  ------     ------   ------   ------
Income (loss) before income     (110,680)   (78,645)       -     (735)
 taxes
Income taxes and other           (62,419)   (12,285)       -     (115)
                                  ------     ------   ------   ------
Net income (loss)               Y(48,261)  Y(66,360)       -   $ (620)
                                  ------     ------   ------   ------


                          (Millions of yen, millions of U.S. dollars)
                                          Three months ended March 31
Consolidated                        2004       2005   Change     2005
                                                           %
                                  ------     ------   ------   ------
Financial service revenue      Y 144,679  Y 150,887     +4.3  $ 1,410
Net sales and operating        1,627,512  1,546,134     -5.0   14,450
 revenue
                                  ------     ------   ------   ------
                               1,772,191  1,697,021     -4.2   15,860
Costs and expenses             1,881,947  1,774,434     -5.7   16,583
                                  ------     ------   ------   ------
Operating income (loss)         (109,756)   (77,413)       -     (723)
Other income (expenses), net      16,183     15,520     -4.1      145
                                  ------     ------   ------   ------
Income (loss) before income      (93,573)   (61,893)       -     (578)
 taxes
Income taxes and other           (55,418)    (5,443)       -      (50)
                                  ------     ------   ------   ------
Net income (loss)               Y(38,155)  Y(56,450)       -  $  (528)
                                  ------     ------   ------   ------


Condensed Balance Sheets
------------------------
                       (Millions of yen, millions of U.S. dollars)
Financial Services                               March 31
              ASSETS                    2004        2005      2005
                                      ------      ------    ------
Current assets:
  Cash and cash equivalents        Y 256,316   Y 259,371   $ 2,424
  Marketable securities              270,676     456,130     4,263
  Notes and accounts receivable,      72,273      77,023       720
   trade
  Other                              100,433     197,667     1,847
                                      ------      ------    ------
                                     699,698     990,191     9,254

Investments and advances           2,274,510   2,378,966    22,233
Property, plant and equipment         40,833      38,551       360
Other assets:
  Deferred insurance acquisition     349,194     374,805     3,503
   costs
  Other                              110,804     103,004       963
                                      ------      ------    ------
                                     459,998     477,809     4,466
                                      ------      ------    ------
                                  Y3,475,039  Y3,885,517  $ 36,313
                                      ------      ------    ------
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities:
  Short-term borrowings             Y 86,748    Y 45,358     $ 424
  Notes and accounts payable,          7,847       7,099        66
   trade
  Deposits from customers in the     378,851     546,718     5,110
   banking business
  Other                              175,357     109,438     1,023
                                      ------      ------    ------
                                     648,803     708,613     6,623

Long-term liabilities:
  Long-term debt                     135,811     135,750     1,269
  Accrued pension and severance       10,183      14,362       134
   costs
  Future insurance policy benefits 2,178,626   2,464,295    23,031
   and other
  Other                              126,349     142,272     1,329
                                      ------      ------    ------
                                   2,450,969   2,756,679    25,763

Minority interest in consolidated          -       5,476        51
 subsidiaries
Stockholders' equity                 375,267     414,749     3,876
                                      ------      ------    ------
                                  Y3,475,039  Y3,885,517  $ 36,313
                                      ------      ------    ------


                       (Millions of yen, millions of U.S. dollars)
Sony without Financial Services                   March 31
              ASSETS                    2004        2005      2005
                                      ------      ------    ------
Current assets:
   Cash and cash equivalents       Y 592,895   Y 519,732   $ 4,857
   Marketable securities               4,072       4,072        38
   Notes and accounts receivable,    943,590     952,692     8,904
    trade
   Other                           1,151,879   1,116,353    10,433
                                      ------      ------    ------
                                   2,692,436   2,592,849    24,232

Film costs                           256,740     278,961     2,607
Investments and advances             358,629     445,446     4,163
Investments in Financial Services,   176,905     187,400     1,751
 at cost
Property, plant and equipment      1,324,211   1,333,848    12,466
Other assets                       1,251,901   1,189,398    11,117
                                      ------      ------    ------
                                  Y6,060,822  Y6,027,902  $ 56,336
                                      ------      ------    ------
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities:
   Short-term borrowings           Y 409,766   Y 204,027   $ 1,907
   Notes and accounts payable,       773,221     801,252     7,488
    trade
   Other                           1,190,563   1,132,201    10,581
                                      ------      ------    ------
                                   2,373,550   2,137,480    19,976

Long-term liabilities:
   Long-term debt                    775,233     627,367     5,863
   Accrued pension and severance     358,199     338,040     3,159
    costs
   Other                             348,946     263,520     2,464
                                      ------      ------    ------
                                   1,482,378   1,228,927    11,486
Minority interest in consolidated     17,554      18,471       173
 subsidiaries
Stockholders' equity               2,187,340   2,643,024    24,701
                                      ------      ------    ------
                                  Y6,060,822  Y6,027,902  $ 56,336
                                      ------      ------    ------


                       (Millions of yen, millions of U.S. dollars)
Consolidated                                       March 31
              ASSETS                    2004        2005      2005
                                      ------      ------    ------
Current assets:
  Cash and cash equivalents        Y 849,211   Y 779,103   $ 7,281
  Marketable securities              274,748     460,202     4,301
  Notes and accounts receivable,   1,011,189   1,025,362     9,583
   trade
  Other                            1,228,207   1,291,504    12,070
                                      ------      ------    ------
                                   3,363,355   3,556,171    33,235

Film costs                           256,740     278,961     2,607
Investments and advances           2,512,950   2,745,689    25,661
Property, plant and equipment      1,365,044   1,372,399    12,826
Other assets:
  Deferred insurance acquisition     349,194     374,805     3,503
   costs
  Other                            1,243,379   1,171,075    10,945
                                      ------      ------    ------
                                   1,592,573   1,545,880    14,448
                                      ------      ------    ------
                                  Y9,090,662  Y9,499,100  $ 88,777
                                      ------      ------    ------
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities:
  Short-term borrowings            Y 475,017   Y 230,266   $ 2,152
  Notes and accounts payable,        778,773     806,044     7,533
   trade
  Deposits from customers in the     378,851     546,718     5,110
   banking business
  Other                            1,349,574   1,226,340    11,461
                                      ------      ------    ------
                                   2,982,215   2,809,368    26,256

Long-term liabilities:
  Long-term debt                     777,649     678,992     6,346
  Accrued pension and severance      368,382     352,402     3,293
   costs
  Future insurance policy benefits 2,178,626   2,464,295    23,031
   and other
  Other                              382,930     299,858     2,802
                                      ------      ------    ------
                                   3,707,587   3,795,547    35,472

Minority interest in consolidated     22,858      23,847       223
 subsidiaries
Stockholders' equity               2,378,002   2,870,338    26,826
                                      ------      ------    ------
                                  Y9,090,662  Y9,499,100  $ 88,777
                                      ------      ------    ------


Condensed Statements of Cash Flows
----------------------------------
                          (Millions of yen, millions of U.S. dollars)
                                                  Year ended March 31
Financial Services                          2004       2005      2005
                                          ------     ------    ------
Net cash provided by operating         Y 241,627  Y 168,078   $ 1,571
 activities
Net cash used in investing activities   (401,550)  (421,384)   (3,938)
Net cash provided by financing           141,696    256,361     2,396
 activities
                                          ------     ------    ------
Net increase (decrease) in cash and      (18,227)     3,055        29
 cash equivalents
Cash and cash equivalents at beginning   274,543    256,316     2,395
 of the fiscal year
                                          ------     ------    ------
Cash and cash equivalents at end of    Y 256,316  Y 259,371   $ 2,424
 the fiscal year
                                          ------     ------    ------


                          (Millions of yen, millions of U.S. dollars)
                                                  Year ended March 31
Sony without Financial Services             2004       2005      2005
                                          ------     ------    ------
Net cash provided by operating         Y 401,090  Y 485,439   $ 4,537
 activities
Net cash used in investing activities   (352,496)  (472,119)   (4,412)
Net cash provided by (used in)           153,759    (95,373)     (892)
 financing activities
Effect of exchange rate changes on       (47,973)     8,890        83
 cash and cash equivalents
                                          ------     ------    ------
Net increase (decrease) in cash and      154,380    (73,163)     (684)
 cash equivalents
Cash and cash equivalents at beginning   438,515    592,895     5,541
 of the fiscal year
                                          ------     ------    ------
Cash and cash equivalents at end of    Y 592,895  Y 519,732   $ 4,857
 the fiscal year
                                          ------     ------    ------


                          (Millions of yen, millions of U.S. dollars)
                                                  Year ended March 31
Consolidated                                2004       2005      2005
                                          ------     ------    ------
Net cash provided by operating         Y 632,635  Y 646,997   $ 6,047
 activities
Net cash used in investing activities   (761,792)  (931,172)   (8,703)
Net cash provided by financing           313,283    205,177     1,918
 activities
Effect of exchange rate changes on       (47,973)     8,890        83
 cash and cash equivalents
                                          ------     ------    ------
Net increase (decrease) in cash and      136,153    (70,108)     (655)
 cash equivalents
Cash and cash equivalents at beginning   713,058    849,211     7,936
 of the fiscal year
                                          ------     ------    ------
Cash and cash equivalents at end of    Y 849,211  Y 779,103   $ 7,281
 the fiscal year
                                          ------     ------    ------


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